EXHIBIT 4.3

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT
The following description of the Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), of Casella Waste Systems, Inc. (“Company,” “us,” “our” or “we”), which is the only security of the Company registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), summarizes certain information regarding the Class A Common Stock in our Second Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), our Third Amended and Restated By-Laws (the “By-Laws”) and applicable provisions of the Delaware General Corporation Law (the “DGCL”), and is qualified by reference to our Certificate of Incorporation and By-Laws, which are incorporated by reference as Exhibit 3.1 and Exhibit 3.2, respectively, to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part.
Authorized Capital Stock
Our authorized capital stock consists of 100,000,000 shares of Class A Common Stock, 1,000,000 shares of Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), and 944,250 shares of preferred stock, $0.01 par value per share (the “Preferred Stock”).
Class A Common Stock
Voting Rights. On all matters submitted to a vote of our stockholders, the holders of our Class A Common Stock are entitled to one vote per share, and the holders of our Class B Common Stock are entitled to ten votes per share. The holders of all classes of our Common Stock entitled to vote will generally vote together as a single class on all matters presented to the stockholders for their vote or approval, except that the holders of Class A Common Stock, voting separately as a class, will at all times be entitled to elect one director (the “Class A Director”), and such director may be removed, with or without cause, only by the holders of our Class A Common Stock. The presence in person or by proxy of the holders of record of shares representing a majority of the votes entitled to be cast on matters other than the election of the Class A Director constitutes a quorum for the transaction of business at meetings of the stockholders. Except as may be otherwise provided by applicable law, our Certificate of Incorporation or our By-Laws, all elections shall be decided by a plurality, and all other questions shall be decided by a majority, of the votes cast by stockholders entitled to vote thereon at a duly held meeting of stockholders at which a quorum is present. Pursuant to our majority vote resignation policy included in our Corporate Governance Guidelines, any nominee who is an incumbent director and who does not receive more votes “for” his or her election than votes “withheld” from his or her election in an uncontested election of directors would be required to offer his or her resignation to our board of directors.
Dividends. The holders of our Common Stock are entitled to receive dividends if, as and when such dividends are declared by our board of directors out of assets legally available therefor, subject to any preferential rights of our Preferred Stock, if any. We may not make any dividend or distribution to any holder of any class of our Common Stock unless simultaneously with such dividend or distribution we make the same dividend or distribution with respect to each outstanding share of our Common Stock regardless of class. In the case of a dividend or other distribution payable in shares of a class of our Common Stock, including distributions pursuant to stock splits or divisions of Common Stock, only shares of our Class A Common Stock may be distributed with respect to Class A Common Stock, and only shares of our Class B Common Stock may be distributed with respect to Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of Common Stock, is payable in shares of Class A Common Stock or Class B Common Stock, the number of shares of each class of Common Stock payable per share of such class of Common Stock shall be equal in number. In the case of dividends or other distributions consisting of our other voting securities or of voting securities of any corporation which is a wholly-owned subsidiary of ours, we shall declare and pay such dividends in two separate classes of such voting securities, identical in all respects except that:
•the voting rights of each such security issued to the holders of Class A Common Stock shall be one-tenth of the voting rights of each such security issued to holders of Class B Common Stock;
•such security issued to holders of Class B Common Stock shall convert into the security issued to the holders of Class A Common Stock upon the same terms and conditions applicable to the conversion of Class B Common Stock into Class A Common Stock and shall have the same restrictions on transfer and ownership applicable to the transfer and ownership of our Class B Common Stock; and
•with respect only to dividends or other distributions of voting securities of any corporation that is a wholly owned subsidiary of ours, the respective voting rights of each such security issued to holders of Class A Common Stock and

Class B Common Stock with respect to elections of directors shall otherwise be as comparable as is practicable to those of our Class A Common Stock and Class B Common Stock, respectively.
 In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, our voting securities or of voting securities of any corporation that is a wholly owned subsidiary of ours, we are required to provide that such convertible or exchangeable securities and the underlying securities are identical in all respects, including, without limitation, the conversion or exchange rate, except that the underlying securities shall have the same differences as they would have if we issued voting securities of ours or of a wholly-owned subsidiary of ours rather than issuing securities convertible into, or exchangeable for, such securities.
Reclassification and Merger. In the event we enter into any consolidation, merger, combination or other transaction in which shares of our Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then, and in such event, the shares of each class of our Common Stock will be exchanged for or changed into either:
•the same amount of stock, securities, cash and/or any other property, as the case may be, into which or for which each share of any other class of Common Stock is exchanged or changed; provided, however, that if shares of Common Stock are exchanged for or changed into shares of capital stock, such share so exchanged for or changed into may differ to the extent and only to the extent that our Class A Common Stock and Class B Common Stock differ as provided in our certificate of incorporation; or
•if holders of each class of Common Stock are to receive different distributions of stock, securities, cash and/or any other property, an amount of stock, securities, cash and/or property per share having a value, as determined by an independent investment banking firm of national reputation selected by our board of directors, equal to the value per share into which or for which each share of any other class of Common Stock is exchanged or changed.
Liquidation and Dissolution. In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, after payment or provision for payment of our debts and our other liabilities and after making provision for the holders of our Preferred Stock, if any, our remaining assets and funds, if any, will be divided among and paid ratably to the holders of our Class A Common Stock and Class B Common Stock treated as a single class.
Other Rights. The holders of our Common Stock are not entitled to preemptive rights. None of the Class A Common Stock or Class B Common Stock may be subdivided or combined in any manner unless the other class of Common Stock is subdivided or combined in the same proportion. If we make an offering of options, rights or warrants to subscribe for shares of any class or classes of capital stock (other than Class B Common Stock) to all holders of a class of Common Stock, then we are required to simultaneously make an identical offering to all holders of the other classes of Common Stock other than to any class the holders of which, voting as a separate class, agree that such offering need not be made to such class. All such options, rights or warrants offerings shall offer the respective holders of Class A Common Stock and Class B Common Stock the right to subscribe at the same rate per share.
Provisions of Our Certificate of Incorporation and By-laws and the DGCL That May Have Anti-Takeover Effects
Board of Directors. Our Certificate of Incorporation and By-Laws provide for the division of our board of directors into three classes as nearly equal in size as possible, with no class having more than one director more than any other class, with staggered three-year terms. The Class A Director nominated by holders of our Class A Common Stock and elected to office is a class II director. Our Certificate of Incorporation and By-Laws provide that any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office, or by a sole remaining director. The term of any director elected to fill a vacancy between annual meetings will last until the next annual meeting and until such director’s successor has been elected and qualified, or until his earlier death, resignation or removal.
Removal of Directors by Stockholders. Our Certificate of Incorporation and By-Laws provide that directors may be removed with or without cause by the vote of the holders of shares representing at least 75% of the votes which all of our stockholders would be entitled to cast at any election of directors, other than an election of the Class A Director. The Class A Director may be removed only by the holders of at least 75% of the outstanding shares of our Class A Common Stock.
Advance Notice Provisions. Our By-Laws provide that a stockholder must notify us in writing, within timeframes specified in the By-Laws, of any stockholder nomination of a director and of any other business that the stockholder intends to bring at a meeting of stockholders.
No Action By Written Consent. Our Certificate of Incorporation provides that our stockholders may not act by written consent and may only act at duly called meetings of stockholders.
Issuance of Preferred Stock. Our board of directors is authorized, without further action by our stockholders, to issue up to 944,250 shares of Preferred Stock in one or more series, and to fix the designations, powers, preferences and the relative, participating, optional or other special rights, and any qualifications, limitations and restrictions of the shares of each series of

Preferred Stock. The issuance of Preferred Stock could impede the completion of a merger, tender offer or other takeover attempt.
Delaware Business Combination Statute. Section 203 of the DGCL is applicable to us. Section 203 of the DGCL restricts some types of transactions and business combinations between a corporation and a 15% stockholder. A 15% stockholder is generally considered by Section 203 to be a person owning 15% or more of the corporation’s outstanding voting stock. Section 203 refers to a 15% stockholder as an “interested stockholder.” Section 203 restricts these transactions for a period of three years from the date the stockholder acquires 15% or more of our outstanding voting stock. With some exceptions, unless the transaction is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation, Section 203 prohibits significant business transactions such as:
•a merger with, disposition of significant assets to or receipt of disproportionate financial benefits by the interested stockholder, and
•any other transaction that would increase the interested stockholder’s proportionate ownership of any class or series of our capital stock.
The shares held by the interested stockholder are not counted as outstanding when calculating the two-thirds of the outstanding voting stock needed for approval.
The prohibition against these transactions does not apply if:
•prior to the time that any stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction in which such stockholder acquired 15% or more of our outstanding voting stock, or
•the interested stockholder owns at least 85% of our outstanding voting stock as a result of a transaction in which such stockholder acquired 15% or more of our outstanding voting stock. Shares held by persons who are both directors and officers or by some types of employee stock plans are not counted as outstanding when making this calculation.